SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.7)

NATHAN’S FAMOUS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632347100

(CUSIP Number)

Nancy D. Lieberman
Farrell Fritz, P.C.
1320 Reckson Plaza
Uniondale, New York 11556
(516) 227-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 pages)

SCHEDULE 13D

CUSIP No.     632347100   Page 2 of 4 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Howard M. Lorber
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 886,600
	8	Shared Voting Power 0
	9	Sole Dispositive Power 866,600
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 961,600
12	Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (see instructions) : ☒
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person* (see instructions) IN

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Item 1: Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the “Initial Filing”) as amended on each of July 8, 1999, July 23, 1999, June 21, 2000, February 3, 2005, March 11, 2005 and August 28, 2006 with regard to the shares of Common Stock, par value $.01 per share (the “Shares”), of Nathan’s Famous, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by the undersigned of beneficial ownership of additional Shares.

Item 3: Source and Amount of Funds or Other Consideration.

Item 4: Purpose of the Transaction.

Mr. Lorber was the owner of a common stock purchase warrant to purchase 150,000 Shares at an exercise price of $3.25 per Share (the “Warrant”). On July 3, 2007, Mr. Lorber exercised the Warrant for an aggregate 26,447 Shares and on July 5, 2007, Mr. Lorber exercised the Warrant for the balance of the Warrant Shares, consisting of 123,553 Shares.

Item 5: Interest in Securities of the Issuer.

(a) As of the close of business on July 5, 2007, Mr. Lorber beneficially owns 961,600 Shares, representing 14.9% of the issued and outstanding Shares, which includes (a) 20,000 restricted Shares owned by him the rights to which have not yet vested, (b) options and warrants exercisable within 60 days to purchase an aggregate 295,000 Shares and (c) 75,000 Shares owned by the Howard M. Lorber Irrevocable Trust (“Trust”), as to which Mr. Lorber disclaims beneficial ownership.

(b) Mr. Lorber has sole power to dispose or direct the disposition of 866,600 Shares beneficially owned directly by him, which amount does not include 20,000 restricted Shares beneficially owned by him the rights to which have not yet vested and the 75,000 shares owned by the Trust. Mr. Lorber has sole power to vote or direct the vote of 886,600 Shares beneficially owned directly by him, including the 20,000 restricted Shares owned by him, but excluding 75,000 shares beneficially owned by the Trust.

(c) During the past 60 days, Mr. Lorber acquired an aggregate 150,000 Shares from the Issuer upon the exercise of the Warrant for an aggregate 150,000 Shares, for which he delivered cash of $3.25 per Share in payment of the Warrant exercise price.

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Signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 6, 2007

Date

/s/ Howard M. Lorber

Signature

Howard M. Lorber

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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